HEIDMAR MARITIME HOLDINGS CORP. REPORTS RESULTS FOR

THE SECOND QUARTER ENDED JUNE 30, 2026

Athens / New York, September 1, 2026 - Heidmar Maritime Holdings Corp. (the “Company” or “Heidmar”) (NASDAQ: HMR) today reported its results for the quarter and six month period ended June 30, 2026.

Second Quarter 2026 Highlights

•	Total revenues of $29.0 million, upfrom$9.6 million in Q2 2025 and up $10.6 million from Q1 2026.
•	Net income attributable to shareholders of $2.2 million or $0.04 income per share, basic.
•	Adjusted net income of $2.4 million, which excludes $0.2 million in non-cash stock-based compensation.
•	Cash and cash equivalents of $28.7 million as of June 30, 2026.

Adjusted net income is not a measurement recognized under U.S. GAAP (GAAP) and should not be used in isolation or as a substitute for Heidmar’s financial results presented in accordance with GAAP. See “Non-GAAP Financial Measures” later in this Press Release for the definitions and reconciliation of this measurement to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

SECOND QUARTER 2026 RESULTS COMPARED TO SECOND QUARTER 2025

Total revenues, earned from commissions, management fees and voyage and time charter hire, were $29.0 million for the three months period ended June 30, 2026, compared to $9.6 million for the three months period ended June 30, 2025. The increase of $19.4 million is mainly attributable to the increase in the average number of vessels under commercial management, and to the higher number of vessels employed under voyage and time charter arrangements. During the second quarter of 2026, six vessels were chartered out compared to two vessels during the corresponding second quarter of 2025. Net income attributable to shareholders was $2.2 million or $0.04 income per share, basic. General and administration expenses were $5.6 million for the three-month period ended June 30, 2026, compared to $4.7 million for the three-month period ended June 30, 2025. The increase of $0.9 million is mainly attributable to the higher cash bonuses paid to employees, which amounted to $1.8 million in 2026 compared to $1.4 million in 2025.

FIRST HALF 2026 RESULTS COMPARED TO FIRST HALF 2025

Total revenues earned mainly from commissions, management fees and time charter hires were $47.3 million for the six months ended June 30, 2026, up $32.1 million from $15.2 million in the same period of 2025, due to the increase in the average number of vessels under commercial management, and to the higher number of vessels employed under voyage and time charter arrangements. During the first half of 2026, eight vessels were chartered out compared to two vessels during the corresponding first half of 2025. Net income attributable to shareholders was $5.0 million or $0.08 income per share, basic.

Key quarterly highlights:

Fleet Developments:

Within the second quarter of 2026 the company continued to scale its commercially managed fleet, adding seven vessels under management, with additional growth anticipated in the quarters ahead as we continue to execute on our asset-light expansion strategy.

o	One scrubber-fitted, super-eco Suezmax tanker, built 2026.
o	Three Dual Fuel LNG capable and scrubber-fitted Suezmax tankers, built 2026.
o	One Dual Fuel LNG capable Aframax tanker, built 2026.
o	Two MR tankers, built 2007 and 2016.

Management Commentary

Pankaj Khanna, Chief Executive Officer of Heidmar, commented:

“We are pleased to report another quarter of strong operational and strategic progress. During the second quarter of 2026, Heidmar generated revenue of $29.0 million and adjusted net income of $2.4 million (which excludes $0.2 million in non-cash stock-based compensation), or $0.04 per share, reflecting continued growth in our commercially managed platform. The Company generated total revenue of $47.3 million for the six months ended June 30, 2026, compared to $15.2 million for the same period in 2025. The increase of $32.1 million was primarily driven by a higher number of vessels employed on short-term spot and time charter voyages during the quarter, as well as the overall expansion of the Company’s commercially managed fleet. Adjusted net income rose to $5.8 million, compared to $1.6 million in the same period last year, a result that strips out certain non-cash items and offers a clean view of the underlying earning power of the Heidmar platform. Within the first six months of 2026, administrative expenses amounted to $9.1 million, compared to $10.4 million in the first six months of 2025, representing a decrease of $1.3 million.

Fleet and Corporate Developments

During the second quarter, we grew our commercially managed fleet organically with seven vessel additions, a mix of state-of-the-art scrubber-fitted and dual-fuel LNG capable Suezmax and Aframax tankers, along with two MR tankers. These additions reflect the asset-light growth strategy that allows us to scale our platform without significant capital outlay while maintaining disciplined overhead. We were also pleased to regain compliance with Nasdaq Continued Listing Rule 5550(a)(2) on June 2, 2026, following ten consecutive business days with our closing bid price at or above $1.00 per share, resolving the deficiency notice we received on April 22, 2026.

Beyond this organic growth, we also advanced our expansion into the third quarter of 2026. On July 1, 2026, we completed the acquisition of Q-Shipping B.V., a ship management and crewing business, for approximately $0.2 million in cash, a small investment that added nine vessels to our managed fleet and established an operating presence in the Netherlands and Turkey, alongside a crewing capability in Ukraine. The transaction brought our total managed fleet to approximately 60 vessels under commercial management and 20 under technical management, and we expect it to be immediately accretive to management fee revenue while deepening our access to seafaring talent and strategic maritime hubs. Our global footprint now spans across eight locations, Athens, London, Singapore, Hong Kong, Chennai, Rotterdam, Odessa, and Istanbul, supported by a team of more than 75 onshore employees and over 500 seafarers.

The Q-Shipping transaction is already showing results with expected takeover of three additional vessels during the third quarter of 2026. Alongside this growth, we continue to invest in enhancing our commercial and operational platforms through the use of artificial intelligence (AI), further strengthening the efficiency and scalability of our asset-light model. These upcoming AI-driven enhancements will integrate data and workflows across chartering, operations, and finance automating recurring tasks, providing clearer visibility into performance across the fleet. This integrated approach is expected to support more predictive, data-informed decision-making from voyage and route optimization to commercial planning helping Heidmar scale its pool and management platforms without a proportional increase in overhead. As these capabilities come online, AI is set to become a core part of how Heidmar operates, allowing the company to extract more value from every vessel it manages and every relationship it holds, which will be central to sustaining an asset-light model at scale.

Market Conditions

The tanker market remained highly volatile during the quarter, shaped primarily by escalating geopolitical tensions in the Middle East and Europe, where the Ukraine / Russia war has escalated into a targeting of energy assets and shipping. Seaborne crude volumes contracted during the quarter as the Straits of Hormuz remained effectively closed, while war risk premiums escalated, which constrained effective vessel supply. The combination of sourcing crude from alternative long-haul sources and tonnage scarcity kept freight rates elevated across most crude tanker segments. While attention remains on VLCCs, the fact is that Suezmaxes on average have outperformed VLCCs during the quarter and Aframaxes are also trading at historical highs. This dynamic reinforced a trend we have highlighted before, in periods of geopolitical disruption, effective tonnage supply, rather than cargo volumes becomes the primary driver of short-term rate outcomes, and our commercially managed platform is well positioned to capture that volatility on behalf of our fleet partners.

During the third quarter to date, the resumption of hostilities in the Middle East has reduced the flow of oil through the Straits of Hormuz to a trickle. A new shuttle trade has developed whereby owners who are willing to take the risk are carrying crude oil at astronomical rates from terminals inside the Arabian Gulf to just outside the Straits to be discharged in STS operations to other vessels. Furthermore, the threat and attacks from Houthis on tonnage transiting the Red Sea has resulted in the movement of crude oil to Ain Sukhna and via the pipeline to Sidi Kerir in the Mediterranean resulting in high demand for Suezmax and Aframaxes in the Mediterranean. Earnings for Suezmaxes in the Mediterranean / Black Sea are at historical highs and as a consequence are also higher across all trading areas.

As we enter the seasonally higher demand winter months during Q4 and Q1, we expect rates to remain elevated and potentially strengthen further depending on how the geopolitical landscape evolves.”

Conference Call details:

Our management team will host a conference call to discuss our financial results on September 01, 2026, at 08:30 a.m. Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll Free Dial In). Please quote “Heidmar” to the operator and/or conference ID 13762463. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. To listen to the archived audio file, visit www.heidmar.com and click on Financials and Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Heidmar Maritime Holdings Corp.

Heidmar is an Athens-based, commercial and pool management business serving the crude and product tanker market and Heidmar is committed to safety, performance, relationships and transparency. With operations in Athens, London, Istanbul, Rotterdam, Singapore, Odesa, Chennai and Hong Kong, Heidmar has a reputation as a reliable and responsible partner with a goal of maximizing its customers’ profitability. Heidmar seeks to offer vessel owners a “one - stop” solution for all maritime services in the crude oil and refined petroleum products sectors. Heidmar believes its unique business model and extensive experience in the maritime industry allows the Company to achieve premier market coverage and utilization, as well as provide customers in the sector with seamless commercial transportation services. For more information, please visit www.heidmar.com. The information on or accessible through our website does not form a part of and is not incorporated by reference into this release.

Forward-Looking Statements

This release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Company. All statements other than statements of historical facts contained in this press release, including statements regarding the Company’s future results of operations and financial position, business strategy, prospective costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated operations are forward-looking statements. These forward- looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include unforeseen liabilities, expansion and growth of the Company’s operations, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker, container or PSV vessel capacity, changes in the Company’s operating expenses, demand for the Company’s managed fleet, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general international geopolitical conditions and conflicts, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires, and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond the Company’s control, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.

CONTACT INFORMATION:

Investor Relations/Media Contact:

Nicolas Bornozis / Daniela Guerrero

Capital Link, Inc.

230 Park Avenue, Suite 1540

New York, N.Y. 10169

Tel.: (212) 661-7566

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in U.S. dollars)

Three months ended June 30, 2026		Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Revenues:
Trade Revenues	5,800,246	3,345,278	11,482,114	5,683,463
Voyage and time charter revenues	23,196,568	6,232,952	35,864,958	9,468,359
Total revenues	28,996,814	9,578,230	47,347,072	15,151,822
Expenses/ (Income):
Voyage expenses	509,586	1,006,563	877,229	1,015,058
(Gain)/ loss on inventories	(290,009)	(8,180)	126,678	(182,633)
Operating lease, charter-in and other expenses, net	21,372,879	4,770,776	33,073,420	6,484,492
General and administrative expenses	5,567,296	4,715,332	9,126,345	10,436,785
Depreciation and amortization	18,510	19,328	37,001	38,656
Total expenses, net	27,178,262	10,503,819	43,240,673	17,792,358
Operating income/ (loss), net	1,818,552	(925,589)	4,106,399	(2,640,536)
Total other income/ (expenses), net	377,318	817,383	874,161	(3,347,210)
Net income/ (loss) from continuing operations	2,195,870	(108,206)	4,980,560	(5,987,746)
Net loss from discontinued operations	-	(13,617,160)	-	(13,770,740)
Net income/ (loss)	2,195,870	(13,725,366)	4,980,560	(19,758,486)
Net income/ (loss) from continuing operations per:
Common share, basic	0.04	(0.002)	0.08	(0.10)
Common share, diluted	0.03	(0.002)	0.08	(0.10)
Net loss from discontinued operations per Common share, basic & diluted	-	(0.23)	-	(0.24)
Net income/ (loss) from operations per:
Common share, basic	0.04	(0.24)	0.08	(0.34)
Common share, diluted	0.03	(0.24)	0.08	(0.34)
Weighted average shares outstanding:
Common shares, basic	59,594,837	58,242,889	59,115,951	58,063,493
Common shares, diluted	64,807,513	58,242,889	64,328,627	58,063,493

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET DATA

(in U.S. dollars)

	June 30, 2026	December 31, 2025
ASSETS
Cash and cash equivalents	28,699,429	18,648,537
Other current assets	9,441,928	8,733,039
Other non-current assets	61,425,241	44,755,156
Total assets	99,566,598	72,136,732
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	4,890,835	4,168,821
Other current liabilities	41,907,805	25,058,670
Other non-current liabilities	36,170,327	32,200,255
Total stockholders’ equity	16,597,631	10,708,986
Total liabilities and stockholders’ equity	99,566,598	72,136,732

OTHER FINANCIAL DATA (unaudited)

(in U.S. dollars)

	Six months ended June 30,
	2026	2025
Net cash provided by/ (used in) operating activities from continuing operations	7,688,784	(3,235,664)
Net cash provided by investing activities from continuing operations	2,525,000	2,372,660
Net cash used in financing activities from continuing operations	(11,869)	(8,417,911)
Net cash used in operating activities from discontinued operations	-	(883,550)
Net cash provided by investing activities from discontinued operations	-	883,550

NON-GAAP FINANCIAL MEASURES

Reconciliation of Net Income/ (Loss) from continuing operations to Adjusted EBITDA (unaudited) (in U.S. Dollars)

Three months ended June 30, 2026		Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Net income/ (loss) from continuing operations	2,195,870	(108,206)	4,980,560	(5,987,746)
Interest and finance (income)/ cost, net	(13,406)	(464,671)	(101,702)	(180,688)
Depreciation and amortization	18,510	19,328	37,001	38,656
EBITDA	2,200,974	(553,549)	4,915,859	(6,129,778)
Stock-based compensation	192,797	647,567	821,895	3,638,114
Non-cash expense relating to fair value of the earnout shares	-	-	-	3,917,767
Adjusted EBITDA	2,393,771	94,018	5,737,754	1,426,103

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represent net income/ (loss) from continuing operations before interest and finance (income)/ costs, net, depreciation and amortization and income taxes, if any, during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA further adjusted to exclude stock-based compensation and the non-cash expense relating to the fair value of the earnout shares which the Company believes are not indicative of the ongoing performance of its core operations. We present EBITDA and Adjusted EBITDA as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and Adjusted EBITDA have certain limitations in use and should not be considered alternative to net income/ (loss), cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income/(loss). EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Reconciliation of Net income/ (loss) from continuing operations to Adjusted Net income (unaudited)

(in U.S. Dollars)

Three months ended June 30, 2026		Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Net income/ (loss) from continuing operations	2,195,870	(108,206)	4,980,560	(5,987,746)
Non-cash expense relating to fair value of the earnout shares	-	-	-	3,917,767
Stock-based compensation	192,797	647,567	821,895	3,638,114
Adjusted net income	2,388,667	539,361	5,802,455	1,568,135
Weighted-average number of shares outstanding	59,594,837	58,242,889	59,115,951	58,063,493
Adjusted net income per share attributable to shareholders	0.04	0.01	0.10	0.03

Heidmar considers Adjusted net income to represent net income/ (loss) from continuing operations before certain non-cash items, including the loss on the fair value of the earnout shares and amortization of stock-based compensation. We have included adjustments for these items because we believe they assist our management and investors by increasing the comparability of the Company’s fundamental performance from period to period by excluding the potentially disparate effects these items may have from period-to-period. Our presentation of Adjusted net income should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted net income per share attributable to shareholders equals Adjusted net income per share attributable to shareholders divided by the weighted average number of shares outstanding during the period. Adjusted net income per share do not represent and should not be considered as an alternative to net income/ (loss) and net income/ (loss) per share, as determined by GAAP. The Company’s definition of Adjusted net income may not be the same as that used by other companies in shipping or other industries. Adjusted net income is not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.